VICAL INCORPORATED

10390 Pacific Center Court

San Diego, CA 92121

December 28, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:    Vical Incorporated

          Form 10-K for the Fiscal Year Ended December 31, 2010

          Filed March 4, 2011

          Form 10-Q for the Quarterly Period Ended September 30, 2011

          Filed November 4, 2011

          File Number: 000-21088

Dear Mr. Rosenberg:

This letter is being submitted in response to comments (the “Comments”) received from the staff of the Commission (the “Staff”) by letter dated December 21, 2011 (the “Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2010 and the Form 10-Q for the quarterly period ended September 30, 2011 of Vical Incorporated (the “Company”).

As per our telephone conversation on December 22, 2011, by this letter the Company is requesting an extension of time to January 20, 2012 to provide a response to the Staff’s Letter. The Company respectfully advises the Staff that it is working with internal accounting and management personnel as well as the Company’s independent accounting firm and outside legal counsel to prepare the response. The Company is requesting additional time to respond due to the holiday season and the resulting difficulty in coordinating discussion among appropriate individuals at the Company and the Company’s outside advisors.

Should you have any questions regarding this request, please contact me at (858) 646-1111 or Jason L. Kent of Cooley LLP, the Company’s legal counsel, at (858) 550-6044.

Sincerely,

Vical Incorporated

/s/ Jill M. Broadfoot

Jill M. Broadfoot, Chief Financial Officer

cc:    Vijay B. Samant, Vical Incorporated

         Frederick T. Muto, Cooley LLP

         Jason L. Kent, Cooley LLP

         Sean M. Clayton, Cooley LLP